SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. Announces Second Quarter Results".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)
By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: August 18, 2010

Media Contacts:
Amir Philips, CFO, Optibase Ltd.
011-972-73-7143-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, August 18, 2010 – Optibase Ltd. (NASDAQ:OBAS) today announced financial results for the second quarter ended June 30, 2010.

On June 16, 2010 Optibase announced entering into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") pursuant to which Optibase Ltd. and its subsidiary Optibase Inc. (“Optibase”) will sell their entire video business to Vitec. On July 1, 2010 Optibase announced the closing of the sale of its video solutions business. For more information, please see press releases issued by Optibase on those dates.

Until June 30, 2010, Optibase developed, manufactured and sold video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and world's leading broadcast service providers and had also engaged in the fixed income real estate business. Following the closing of the transaction with Vitec on July 1, 2010, Optibase is no longer active in the video business and such activity is presented in Optibase’s financial reports as discontinued operations activity.

Revenues from fixed income real estate totaled $408,000 for the quarter ended June 30, 2010, compared with $396,000 for the previous quarter. Net income for the quarter ended June 30, 2010 was $262,000 or $0.02 per basic and diluted share, compared with a net loss of $86,000 or $0.01 per basic and diluted share for the first quarter of 2010.

For the period of six months ended on June 30, 2010, revenues, net income and earnings per basic and diluted share totaled $804,000, $176,000 and $0.01 respectively.

The net loss of Optibase’s discontinued operations for the quarter ended on June 30, 2010 was $261,000 or $0.02 per basic and fully diluted share, compared with a net loss of $586,000 or $0.04 per basic and diluted share for the first quarter of 2010 and with a net loss of $1.2 million or $0.07 per basic and diluted share for the second quarter of 2009. Weighted average shares outstanding used in the calculation for the periods were approximately 16.6 million basic and diluted for the second quarter of 2010 and for the first quarter of 2010, and approximately 16.5 million basic and diluted for the second quarter of 2009.

For the six months ended June 30, 2010, net loss from discontinued operations was $847,000 or $0.05 per basic and diluted share, compared to a net income of $1.9 million or $0.12 per basic and $0.11 per diluted share for the six months ended June 30, 2009. Weighted average shares outstanding used in the calculation for the periods were approximately 16.6 million basic and diluted and 16.5 million basic and diluted respectively.

As of June 30, 2010, the Company had cash, cash equivalents, and other financial investments, net, of $31.8 million, and shareholders' equity of $34.4 million, compared with $32.9 million, and $34.4 million as of March 31, 2010. To date following the closing of the sale of its video solutions business the company has cash, cash equivalents, and other financial investments of approximately $39 million.

Commenting on the quarter, CFO of Optibase, Amir Philips, said, “The second quarter was the last quarter in which we operated in the digital video arena and we hope the continued transition of the business to the Vitec group will be a smooth and productive one. We are actively seeking to enhance our real estate portfolio and are building a pipeline of transactions and investment opportunities to be executed when the right opportunity is found".

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds a commercial property in Rumlang, Switzerland and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.

Condensed Consolidated Statement of Operations

For the Period Ended June 30, 2010

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate	804	-	408	-

Cost and expenses:
Cost of real estate operation	27	-	13	-
Real estate depreciation and amortization	327	-	162	-

General and administrative	737	354	350	180
Total cost and expenses	1,091	354	525	180
Operating loss	(287)	(354)	(117)	(180)

Financial income, net	463	378	379	394

Net income form continuing operation	176	24	262	214

Net income (loss) form discontinued operation	(847)	1,902	(261)	(1,194)

Net income (loss)	(671)	1,926	1	(980)

Net income per share from continuing operation:
Basic and Diluted	$0.01	$0	$0.02	$0.01

Net income (loss) per share from discontinuing operation:
Basic	$(0.05)	$0.12	$(0.02)	$(0.07)
Diluted	$(0.05)	$0.11	$(0.02)	$(0.07)

Net income (loss) per share:
Basic and Diluted	$(0.04)	$0.12	$0	$(0.06)

Number of shares used in computing
Earning per share
Basic	16,553	16,531	16,557	16,534
Diluted	16,553	16,547	16,557	16,534

Amount in thousands except per share data

OPTIBASE REPORTS/4

Optibase Ltd.

Condensed Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
	Unaudited	Unaudited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	31,760	28,651

Other receivables and prepaid expenses	178	4,113
Assets related to discontinued operation	4,880	7,172
Total current assets	36,818	39,936

Other long term investments	700	700

Fixed assets, net	3	-
Other assets, net	540	634
Property, net	20,688	22,080
Total assets	58,749	63,350

Liabilities and shareholders' equity
Current Liabilities:
Current maturities	347	365
Trade payables	154	29
Accrued expenses and other liabilities	1,820	1,908
Liabilities related to discontinued operations	5,214	7,913
Total current liabilities	7,535	10,215

Long term liabilities:
Long term loans, net of current maturities	16,808	17,897

Total shareholders’ equity	34,406	35,238
Total liabilities and shareholders’ equity	58,749	63,350

Amounts in thousands